Exhibit 99.3

SUBORDINATED GUARANTEE

THIS GUARANTEE is made as of the 18th day of March, 2026,

BY:	BROOKFIELD PROPERTY PARTNERS L.P., an exempted limited partnership formed under the laws of Bermuda (“BPY”)

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BROOKFIELD PROPERTY L.P., an exempted limited partnership formed under the laws of Bermuda (the “Property Partnership”)

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BROOKFIELD BPY HOLDINGS INC., a corporation incorporated under the laws of the Province of Ontario

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BROOKFIELD BPY RETAIL HOLDINGS II INC., a corporation incorporated under the laws of the Province of Ontario

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BPY BERMUDA HOLDINGS LIMITED, an exempted company limited by shares incorporated under the laws of Bermuda

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BPY BERMUDA HOLDINGS II LIMITED, an exempted company limited by shares incorporated under the laws of Bermuda

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BPY BERMUDA HOLDINGS IV LIMITED, an exempted company limited by shares incorporated under the laws of Bermuda

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BPY BERMUDA HOLDINGS V LIMITED, an exempted company limited by shares incorporated under the laws of Bermuda

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BPY BERMUDA HOLDINGS VI LIMITED, an exempted company limited by shares incorporated under the laws of Bermuda

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BPY BERMUDA HOLDINGS VII LIMITED, an exempted company limited by shares incorporated under the laws of Bermuda

(each, a “Guarantor” and, collectively with each other Person who agrees to be bound as a Guarantor hereunder, the “Guarantors”)

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COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(the “Trustee”)

IN FAVOUR OF:	The Trustee

RECITALS:

A.	The Issuer (as defined below) and the Trustee have entered an indenture dated as of March 18, 2026 (as the same has been or may in the future be supplemented, amended, extended, restated or otherwise modified from time to time, the “Indenture”) providing for the issuance of the Notes (as defined below).

B.	The Issuer is either a Subsidiary or an Affiliate of each Guarantor.

C.	Each Guarantor will benefit, directly or indirectly, from the issuance of the Notes under the Indenture and, accordingly, desires to execute this Subordinated Guarantee.

NOW THEREFORE in consideration of the foregoing and other benefits accruing to each Guarantor, the receipt and sufficiency of which are hereby acknowledged, each Guarantor hereby covenants and agrees with the Trustee as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, all capitalized terms used and not defined in this Agreement will have the meanings given to such terms in the Indenture. In addition, the following terms will have the following meanings:

1.1.1         “this Agreement”, “this Guarantee”, “herein”, “hereof”, “hereby”, “hereunder” and any similar expressions refer to this Subordinated Guarantee as it may be supplemented, amended or restated from time to time, and not to any particular Article, section or other portion hereof;

1.1.2        “Capital Stock” of any Person means any and all shares, units, interests, participations or other equivalents (however designated) of corporate stock or equity of such Person;

1.1.3        “Event of Default” means the occurrence of any of the following:

(a)	any Event of Default applicable to the Notes;

(b)	any failure on the part of any Guarantor to perform or comply with Section 5.2 of this Agreement;

(c)	any failure on the part of any Guarantor to perform any other covenant or agreement of the Guarantors under this Agreement, which failure continues for a period of 60 consecutive days after a written notice specifying such failure to perform has been given, by registered or certified mail, to the Guarantors by the Trustee or to the Guarantors and the Trustee by the Holders of at least 25% in principal amount of Outstanding Notes; or

(d)	any failure on the part of any Guarantor to make payment of any amounts payable by it under this Agreement;

1.1.4        “Guaranteed Obligations” means the principal of, premium, if any, Additional Amounts, if any, and interest on all Notes of all Series issued by the Issuer under the Indenture from time to time when and as the same shall become due and payable, whether at maturity, upon redemption, acceleration or otherwise, and all other obligations and liabilities owing by the Issuer to the Trustee under the Indenture, whether present or future, absolute or contingent, liquidated or unliquidated, as principal or as surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of the Indenture;

1.1.5        “Guarantor Senior Indebtedness” means, with respect to each Guarantor, all principal, interest, premium, fees and other amounts owing on, under or in respect of:

(a)	all indebtedness, liabilities and obligations of such Guarantor, whether outstanding on the Original Issue Date or thereafter created, incurred, assumed or guaranteed (including any such indebtedness, liabilities or obligations that are guaranteed by such Guarantor (as applicable)); and

(b)	all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

except that Guarantor Senior Indebtedness shall not include (i) the liabilities and obligations of each Guarantor in respect of its guarantees of the Notes, (ii) the liabilities and obligations of each Guarantor in respect of any equity (including any preferred equity) that has been issued by the Issuer or any Guarantor, and (iii) all indebtedness, liabilities and obligations of each Guarantor that, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, are stated to rank pari passu with or subordinate in right of payment to the guarantee by each Guarantor of the Notes;

1.1.6        “Guarantors’ Counsel” means legal counsel retained by the Guarantors;

1.1.7        “Holder” means the Person in whose name a Note is registered in the Note Register;

1.1.8        “Issuer” means Brookfield Office Properties Inc. and any New Issuer, or any successor thereto under the terms of the Indenture;

1.1.9        “Notes” means the unsecured debentures, notes or other evidences of indebtedness, which may be convertible into or exchangeable for any securities of any Person (including the Issuer), issued or to be issued in one or more Series pursuant to the Indenture and authenticated and delivered thereunder;

1.1.10      “Officer’s Certificate” means a certificate of a Guarantor or the general partner of a Guarantor, as applicable, signed by any one Board member or officer or director of such Guarantor or the general partner of such Guarantor, as applicable, in his or her capacity as a director or officer and not in his or her personal capacity;

1.1.11       “Original Issue Date” means March 18, 2026;

1.1.12      “Proceedings” means any receivership, insolvency, proposal, bankruptcy, compromise, arrangement, winding-up, dissolution or other similar judicial proceedings; and

1.1.13      “Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or Persons performing similar functions) of such Person, whether at all times or only so long as no senior class of Securities has such voting power by reason of any contingency.

1.2	Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	References to Articles and Sections

Whenever in this Agreement a particular Article, section or other portion thereof is referred to, such reference pertains to the Article, section or portion thereof contained herein unless otherwise indicated.

1.4	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.5	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity, legality or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

1.6	Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement.

1.7	Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each Guarantor hereby irrevocably attorns to the jurisdiction of the courts of Ontario.

1.8	Counterparts

This Agreement may be executed in several counterparts, each of which once executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

Article 2
GUARANTEE

2.1	Guarantee

Each Guarantor fully, unconditionally, jointly and severally with each other Guarantor guarantees in favour of the Holders of a Series of Notes, on a subordinated and joint and several basis, the due and prompt payment of all Guaranteed Obligations, related to such Notes when and as the same shall become due and payable, whether at stated maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms of such Notes and the Indenture. In the case of the failure of the Issuer to punctually pay any such Guaranteed Obligations when due, each Guarantor hereby agrees to cause any such payment to be made promptly when and as the same shall become due and payable, whether at the stated maturity, by declaration of acceleration, call for redemption or otherwise, in the currency of such Guaranteed Obligations, and as if such payment were made by the Issuer. The Guaranteed Obligations of each Guarantor under such guarantee are hereby subordinated in right of payment to all present and future Guarantor Senior Indebtedness. The Guaranteed Obligations of each Guarantor shall rank senior to all obligations of such Guarantor in respect of its own equity and in respect of equity (including preferred equity) that has been issued by the Issuer and any other Guarantor (including pursuant to any guarantee by such Guarantor of the existing equity obligations of any such Person), but are hereby subordinated in right of payment to all present and future Guarantor Senior Indebtedness. Each Guarantor agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any Note of any Series or the Indenture or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor (except as expressly set forth in the Indenture).

2.2	Continuing Guarantee

Each Guarantor’s guarantee herein shall be a continuing guarantee of the payment of all the Guaranteed Obligations and shall apply to and secure any ultimate balance thereof due or remaining unpaid. Each Guarantor’s guarantee herein shall not be considered as wholly or partially satisfied by the intermediate payment or satisfaction at any time of all or any part of the Guaranteed Obligations.

2.3	Release of Guarantors

The guarantee of a Guarantor (other than BPY) will be released with respect to the Notes and all Guaranteed Obligations related thereto without any further action being required on the part of the Trustee, any Guarantor, any Holder or any other Person:

(a)	upon the sale or other disposition (including by way of consolidation, merger, dissolution or otherwise) of (i) the Voting Stock of such Guarantor such that it is no longer a Subsidiary of BPY, or (ii) all or substantially all of the assets of such Guarantor; or

(b)	if the Issuer exercises its defeasance option or its covenant defeasance option with respect to the Notes in accordance with Article 13 of the Indenture or if the Issuer’s obligations with respect to the Notes are discharged in accordance with the terms of Article 4 of the Indenture.

The Guarantor shall notify the Trustee in writing of the occurrence of any of the events under this Section 2.3.

Article 3
ENFORCEMENT of GUARANTEE

3.1	Demand

Upon the occurrence of an Event of Default, the Guarantors shall, on demand by the Trustee, made in accordance with the Indenture as if made to the Issuer, forthwith pay to the Trustee all Guaranteed Obligations for which such demand was made. Each Guarantor shall be jointly and severally liable for all obligations of the Guarantors hereunder.

3.2	Right to Immediate Payment or Performance

The Trustee shall not be bound to make any demand on or to seek or exhaust its recourse against the Issuer or any other Person before being entitled to demand payment from the Guarantors or any one of them and enforce its rights under this Agreement. Each Guarantor hereby renounces all benefits of discussion and division.

3.3	Trustee’s Statement

The statement in writing of the Trustee as to the amount payable by the Guarantors hereunder shall be binding upon the Guarantors and conclusive against them in the absence of manifest error.

Article 4
PROTECTION OF TRUSTEE

4.1	Liability of Guarantors Absolute

The liability of the Guarantors hereunder shall be absolute and unconditional and shall not be discharged, diminished or in any way affected by:

4.1.1        any sale, transfer or assignment by any Holder of any Notes or any right, title, benefit or interest of a Holder therein or thereto;

4.1.2        any amalgamation, merger, consolidation or reorganization of the Issuer, a Guarantor or the Trustee, or any continuation of the Issuer, a Guarantor or the Trustee from the statute under which it now or hereafter exists to another statute, whether under the laws of the same jurisdiction or another jurisdiction;

4.1.3        any change in the name, business, objects, capital structure, ownership, constating documents, bye-laws or resolutions of the Issuer, a Guarantor or the Trustee, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Issuer, a Guarantor or the Trustee becomes the property of any other Person;

4.1.4        any Proceedings of or affecting the Issuer, a Guarantor, the Trustee or any other Person, and any court order made or action taken by the Issuer, a Guarantor, the Trustee or any other Person under or in connection with any Proceeding, whether or not the Proceeding or order or action results in any of the matters described in Section 4.2 occurring with or without the consent of the Trustee;

4.1.5        any failure, omission, delay or lack of diligence on the part of the Trustee or any Holder to enforce, assert or exercise any right, privilege, power or remedy conferred on such Person by the Indenture or pursuant to the terms of any Notes;

4.1.6        any defence, counterclaim or right of set-off available to the Issuer or any Guarantor; and

4.1.7        any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, a Guarantor, the Issuer or any other Person in respect of the Guaranteed Obligations or the liability of a Guarantor hereunder.

4.2	Dealings by Trustee

The Trustee on behalf of the Holders shall, when directed by the Holders, in each case in accordance with the Indenture, without discharging, diminishing or in any way affecting the liability of the Guarantors hereunder:

4.2.1        enforce or take action under or abstain from enforcing or taking action under the Indenture, any other guarantee or any other agreement;

4.2.2        renew all or any part of any Guaranteed Obligations or grant extensions of time or any other indulgences to the Issuer or to any other guarantor or other Person liable directly or as surety for all or any part of any Guaranteed Obligations;

4.2.3       accept or make any compromises or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Issuer or any other guarantor or other Person liable directly or as surety for all or any part of any Guaranteed Obligations;

4.2.4       apply all money at any time received from any Issuer in respect of the Guaranteed Obligations upon such part of the Guaranteed Obligations as the Trustee may see fit or change any such application in whole or in part from time to time as each of them may see fit;

4.2.5        in whole or in part prove or abstain from proving a claim of the Trustee in any Proceedings of or affecting the Issuer or any other Person; and

4.2.6        agree with the Issuer, any other guarantor or any other Person to do anything described in Sections 4.2.1 to 4.2.5,

whether or not any of the matters described above occur alone or in connection with one or more other such matters.

Article 5
covenants of the GUARANTORS

5.1	Covenants Contained in any Supplemental Indenture

Each Guarantor agrees that it will comply with each covenant that is set out in a Supplemental Indenture and that is applicable to such Guarantor.

5.2	Limitations Concerning Merger, Consolidations and Certain Asset Sales

No Guarantor shall enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a “Successor”), whether by way of conveyance, transfer, reorganization, consolidation, amalgamation, arrangement, merger, sale or otherwise (herein a “Successor Transaction”), unless:

(a)	the Successor shall have executed, prior to or contemporaneously with the consummation of any such transaction, an assumption of the obligations of the applicable Guarantor under this Agreement, including the due and punctual payment of all amounts payable hereunder, and such other instruments as in the opinion of the Guarantors’ Counsel are necessary or advisable to evidence the agreement of the Successor to observe and perform all the covenants and obligations of the applicable Guarantor under this Agreement;

(b)	immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(c)	such Guarantor or such Successor shall have delivered to the Trustee an opinion of Guarantors’ Counsel (for which the provider of such opinion may rely on an Officer’s Certificate for factual matters), to the effect that such Successor Transaction complies with this Section 5.2 and that all conditions precedent herein provided for relating to such Successor Transaction have been complied with;

provided, however, the provisions of this Section 5.2 shall not be applicable to any transaction between or among any one or more of the Issuer, any Guarantor and/or any Subsidiary of any of them.

Upon the completion of any Successor Transaction in accordance with this Section 5.2, the Successor shall succeed to, and be substituted for, and may exercise every right and power of, the applicable Guarantor under this Guarantee with the same effect as if such Successor had been named as such Guarantor herein, and in the event of any such conveyance or transfer, such Guarantor (which term shall for this purpose mean the Person named as such “Guarantor” in the first paragraph of this Guarantee or any successor Person which shall theretofore become such in the manner described in this Section 5.2), shall be discharged of all obligations and covenants under this Guarantee and may be dissolved and liquidated.

Article 6
REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

Each Guarantor represents and warrants to the Trustee as follows:

6.1.1        it is duly created and existing under the laws of its jurisdiction of formation or incorporation, as applicable, and has the power and capacity to own its properties and assets and to carry on its business as presently carried on by it;

6.1.2        it has the power and capacity to enter into this Agreement and to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it;

6.1.3        it has taken all necessary corporate and, if applicable, partnership action to authorize the execution, delivery and performance of this Agreement;

6.1.4        if applicable, there is no unanimous shareholder agreement which restricts, in whole or in part, the powers of the directors of such Guarantor to manage or supervise the business and affairs of such Guarantor;

6.1.5        the entering into of this Agreement and the performance by such Guarantor of its obligations hereunder does not and will not contravene, breach or result in any default under the constating documents of such Guarantor or under any material agreement or other legally binding instrument, license, permit or law to which such Guarantor is a party or by which such Guarantor or any of its properties or assets may be bound and will not result in or permit the acceleration of the maturity of any indebtedness, liability or obligation of such Guarantor under any material agreement or other legally binding instrument of or affecting such Guarantor; and

6.1.6        no authorization, consent or approval of, of filing with or notice to, any Person or governmental body is required in connection with the execution, delivery or performance of this Agreement by such Guarantor.

Article 7
DEFAULT

7.1	Judgment Against the Guarantor

In case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against a Guarantor in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may remain due in respect of the Notes and the interest thereon.

7.2	Immunity of Shareholders, Directors and Officers

The Trustee and the Holders by their acceptance of the benefits conferred hereunder hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer or partner of a Guarantor or the general partner of a Guarantor, as applicable, or of any successor thereof for the payment of the principal of or premium or interest or Additional Amounts on any of the Notes or on any covenant, agreement, representation or warranty by a Guarantor herein or in the Notes contained.

7.3	Recourse Limited to Assets of Guarantors

Notwithstanding anything contained in this Guarantee or the Indenture to the contrary, the obligations of each Guarantor hereunder will be performed, satisfied and paid only out of, and enforced only against, and recourse will only be had against, the assets of such Guarantor and neither this Agreement nor the obligations of any Guarantor hereunder will be personally binding upon any limited partner, shareholder, member, officer, director or trustee of such Guarantor, and resort will not be had to, nor will recourse or satisfaction be sought from the private property of any such limited partner, shareholder, member, officer, director or trustee.

Article 8
MISCELLANEOUS

8.1	Incorporation by Reference

The provisions of Section 1.5 (Notices, etc. to Trustee and Issuer), Section 1.6 (Notice to Holders; Waiver), Article 6 (The Trustee), Article 8 (Supplemental Indentures) and Article 14 (Meetings of Holders of Notes) of the Indenture shall apply mutatis mutandis to this Guarantee.

8.2	Payment of Costs and Expenses

The Guarantors shall pay to the Trustee on demand all reasonable costs and expenses of the Trustee, its officers, employees and agents and any receiver or receiver-manager appointed by them or by a court in connection with this Agreement, including, without limitation, in connection with:

8.2.1        any actual or proposed amendment or modification hereof or any waiver hereunder and all instruments supplemental or ancillary thereto;

8.2.2        obtaining advice as to the Trustee’s rights and responsibilities under this Agreement; and

8.2.3        the defence, establishment, protection or enforcement of any of the rights or remedies of the Trustee under this Agreement including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, this Agreement;

and further including, without limitation, all of the reasonable fees, expenses and disbursements of the Trustee’s lawyers, on a substantial indemnity basis, incurred in connection therewith and all sales or value-added taxes payable by the Trustee (whether refundable or not) on all such costs and expenses.

8.3	No Waiver

No delay on the part of the Trustee in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Trustee of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Trustee permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Agreement.

8.4	No Amendment

This Guarantee may not be amended or modified without the written consent of the Trustee, the beneficiary of this Guarantee that is relying thereon.

8.5	Termination

For greater certainty, this Guarantee shall terminate and be of no further force and effect at the earlier of the date that: (i) the Guaranteed Obligations have been indefeasibly paid or performed in full; or (ii) all of the Notes have been purchased by an Affiliate of the Issuer in accordance with the Indenture.

8.6	Successors and Assigns

This Agreement shall be binding upon each Guarantor and its successors and enure to the benefit of the Trustee for the benefit of the Holders of the Notes and their successors and assigns.

8.7	Copy Received

Each Guarantor acknowledges receipt of a copy of this Agreement.

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IN WITNESS WHEREOF each Guarantor has executed this Agreement as of the date first above written.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

by:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD PROPERTY L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS L.P., by its managing general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

by:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD BPY HOLDINGS INC.

by:	“Valerie Tso”
	Name:	Valerie Tso
	Title:	Assistant Secretary

[GUARANTEE SIGNATURE PAGE]

BROOKFIELD BPY RETAIL HOLDINGS II INC.

by:	“Valerie Tso”
	Name:	Valerie Tso
	Title:	Assistant Secretary

BPY BERMUDA HOLDINGS LIMITED

by:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BPY BERMUDA HOLDINGS II LIMITED

by:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BPY BERMUDA HOLDINGS IV LIMITED

by:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BPY BERMUDA HOLDINGS V LIMITED

by:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

[GUARANTEE SIGNATURE PAGE]

BPY BERMUDA HOLDINGS VI LIMITED

by:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BPY BERMUDA HOLDINGS VII LIMITED

by:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

by:	“Shelley McGarrity”
	Name:	Shelley McGarrity
	Title:	Corporate Trust Office

by:	“Claire Wang”
	Name:	Claire Wang
	Title:	Corporate Trust Office

[GUARANTEE SIGNATURE PAGE]